SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D /A
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240-d-2(a)
(Amendment No. 1)

NETWORK CN INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

64125G 10 0

 (CUSIP Number)

Ms. Pui Chu Tang
Flat 2B, Olympain Mansion
9 Conduit Road
Mid-level, Hong Kong
(852) 2833-2186

copies to:
Scott C. Kline
Pillsbury Winthrop Shaw Pittman
50 Fremont Street
San Francisco, California 94105-2228
(415) 983-1523

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 7 , 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The Information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 64125G 10 0

1.	NAMES OF REPORTING PERSONS KEYWIN HOLDINGS LIMITED
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [x]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION BRITISH VIRGIN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 243,523,668 (1)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 243,523,668 (1)
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 243,523,668 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 48.6% (2)
14.	TYPE OF REPORTING PERSON CO

(1) Includes an option to purchase an aggregate of 122,814,185 shares of the Issuer’s common stock, exercisable for an aggregate purchase price of $2,000,000 until October 1, 2009.

(2) A total of 378,677,071 shares of the Issuer’s common stock are considered to be outstanding, pursuant to SEC Rule 13d-3(d)(1), as of July 27, 2009.  For each beneficial owner above, any options exercisable within 60 days have been included in the denominator. Beneficial ownership for purposes of this Statement have been computed in accordance with Rule 13d-3(d)(1) promulgated under the Act.

Page 2 of 7 Pages

CUSIP No. 64125G 10 0
1.	NAMES OF REPORTING PERSONS PUI CHU TANG
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [x]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION HONG KONG
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 243,523,668 (1)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 243,523,668 (1)
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 243,523,668 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 48.6% (2)
14.	TYPE OF REPORTING PERSON IN

(1) Represents (a) 120,709,483 shares held by Keywin Holdings Limited, a BVI company, which is beneficially owned and controlled by Ms. Tang, its sole shareholder, and (b) an option issued to Keywin Holdings Limited to purchase an aggregate of 122,814,185 shares of the Issuer’s common stock, exercisable for an aggregate purchase price of $2,000,000 until October 1, 2009.

(2) A total of 378,677,071 shares of the Issuer’s common stock are considered to be outstanding, pursuant to SEC Rule 13d-3(d)(1), as of July 27, 2009.  For each beneficial owner above, any options exercisable within 60 days have been included in the denominator. Beneficial ownership for purposes of this Statement have been computed in accordance with Rule 13d-3(d)(1) promulgated under the Act.

Page 3 of 7 Pages

CUSIP No. 64125G 10 0

This Amendment No. 1 amends certain information contained in the Schedule 13D filed by the Reporting Persons with respect to their ownership interests in Network CN Inc. on May 21, 2009.

Item 1.  Security and Issuer.

The class of equity securities to which this statement (the “Statement”) relates is the common stock, par value $0.001 per share (the “Common Stock”) of Network CN Inc., a Delaware corporation (the “Issuer”).  The Issuer’s principal executive offices at located at 21/F., Chinachem Century Tower, 178 Gloucester Road, Wanchai, Hong Kong.

Item 2.  Identity and Background.

(a)            The persons filing this Statement are Ms. Pui Chu Tang, a natural person, and Keywin Holdings Limited, a British Virgin Island limited company (“Keywin,” and together with Ms. Tang, the “Reporting Persons”).

(b)            The address of Ms. Tang is Flat 2B, Olympain Mansion, 9 Conduit Road, Mid-level, Hong Kong and Keywin’s principal office is located at Rm902, 9/Fl., Universal Trade Centre, 3 Arbuthnot Road, Central, Hong Kong.

(c)             Ms. Tang is a financial consultant and an investor in Keywin.  Keywin is a holding company and it’s principal business is to hold, transact or otherwise deal in the securities of the Issuer. Keywin is owned and controlled by Ms. Tang.

(d)-(e)     During the last five years, neither Reporting Person has been (A) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (B) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)            Ms. Tang is a citizen of Hong Kong.

Item 3.    Source and Amount of Funds or Other Consideration.

Keywin acquired the securities covered by the Statement pursuant to the transactions described below.

Pursuant to a Note Exchange and Option Agreement, dated as of April 2, 2009, between the Issuer and Keywin (the “Note Exchange and Option Agreement”), the Issuer agreed to exchange its 3% Senior Secured Convertible Notes in the aggregate principal amount of $45 million issued to Keywin (the “Notes”), including all accrued and unpaid interest thereon, for 307,035,463 shares of the Issuer’s Common Stock and an option to purchase an aggregate of 122,814,185 shares of the Issuer’s Common Stock, exercisable for an aggregate purchase price of $2,000,000 for a three (3) month period commencing on April 2, 2009.  On July 1, 2009, the Issuer extended the expiration date of this option from July 1, 2009 to October 1, 2009.

Keywin acquired the Notes from Sculptor Finance (MD) Ireland Limited, Sculptor Finance (AS) Ireland Limited and Sculptor Finance (SI) Ireland Limited (collectively, the “Sellers”) pursuant to a Note Purchase Agreement, dated as of April 2, 2009, between Keywin and the Sellers (the “Note Purchase Agreement”).  The aggregate purchase price paid by Keywin for the Notes was $5,000,000 (the “Purchase Price”).  The Purchase Price was paid using the proceeds of private, non-interest bearing loans obtained by Keywin and repaid on April 20, 2009.

Page 4 of 7 Pages

CUSIP No. 64125G 10 0

Keywin also acquired an additional 3,353,000 shares of the Issuer’s Common Stock from other shareholders pursuant to various private transactions.

As a result of the transactions described above, as of April 2, 2009 Keywin held 310,388,463 shares of the Issuer’s Common Stock and an option to purchase an aggregate of 122,814,185 shares of the Issuer’s Common Stock.

On August 7, 2009, Keywin transferred an aggregate of 189,678,980 shares of its Common Stock as a gift to certain transferees who had provided services for the benefit of Keywin, pursuant to a Share Allocation Agreement, dated August 7, 2009, among the Reporting Persons and such transferees.  As a result of this transaction, Keywin now holds 120,709,483 shares of the Issuer’s Common Stock and an option to purchase an aggregate of 122,814,185 shares of the Issuer’s Common Stock

Item 4.    Purpose of Transaction.

The Reporting Persons acquired the Issuer’s Common Stock pursuant to the transactions described in Item 3 above.

Except as set forth in this Statement, the Reporting Persons have made no proposals, and entered into no agreements, which would be related to or would result in any of the events or matters described in part (a) through (j) of Item 4 of Schedule 13D.

Ms. Tang is party to a certain entrustment agreement, pursuant to which Ms. Tang beneficially owns and exercises sole control over the shares of the Issuer’s Common Stock held by Keywin for the term of the entrustment agreement.

Item 5.     Interest in Securities of the Issuer.

(a)            For purposes of Rule 13d-3 promulgated under the Exchange Act, Ms. Tang beneficially owns and controls the 243,523,668 shares of the Issuer’s Common Stock held by Keywin, including 120,709,483 shares of the Issuer’s Common Stock and an option to purchase an aggregate of 122,814,185 shares of the Issuer’s Common Stock, exercisable for an aggregate purchase price of $2,000,000 until October 1, 2009.  Such shares represent 48.6% of the outstanding shares of the Issuer’s Common Stock (based on 378,677,071 shares of Common Stock outstanding as of July 27, 2009, as reported in the Issuer’s quarterly report on Form 10-Q filed on August 10, 2009, and including the 122,814,185 option shares in the denominator). Ms. Tang owns and controls the shares held by Keywin because she is Keywin’s only shareholder. Ms. Tang expressly disclaims beneficial ownership of these shares except to the extent of her pecuniary interest therein.

(b)           Ms. Tang has sole voting and dispositive power over the 243,523,668 shares of the Issuer’s Common Stock that are directly and beneficially owned by Keywin. Ms. Tang does not own any other securities of the Issuer.

(c)           Other than the transactions described Item 3 above, the Reporting Persons have not been involved in any transactions involving the securities of the Issuer in the last 60 days.

(d)           No other persons are known that have the right to receive or the power to direct the receipt of dividends from, or the proceeds of sale of, such securities.

(e)           Not applicable.

Page 5 of 7 Pages

CUSIP No. 64125G 10 0

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except as otherwise indicated above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons or between any Reporting Person and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits.

Exhibit 1:
Note Exchange and Option Agreement, dated April 2, 2009, between the Issuer and Keywin Holdings Limited [incorporated by reference to Exhibit 10.2 of the Issuer’s Current Report on Form 8-K, filed on April 6, 2009].

Exhibit 2:
Note Purchase Agreement, dated April 2, 2009, by and among Keywin Holdings Limited, Sculptor Finance (MD) Ireland Limited, Sculptor Finance (AS) Ireland Limited and Sculptor Finance (SI) Ireland Limited [Incorporated by reference to Exhibit 2 to Schedule 13D filed by the Reporting Persons on May 21, 2009].

Exhibit 3:	Form of Share Allocation Agreement, dated August 7, 2009.

Exhibit 4:	Joint Filing Agreement between Ms. Pui Chu Tang and Keywin Holdings Limited [Incorporated by reference to Exhibit 3 to Schedule 13D filed by the Reporting Persons on May 21, 2009].

Page 6 of 7 Pages

CUSIP No. 64125G 10 0

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   August 11 , 2009

KEYWIN HOLDINGS LIMITED

By:	/s/ Chi Wah Leung
Name: Chi Wah Leung
Title: Director

/s/ Pui Chu Tang
Pui Chu Tang

Page 7 of 7 Pages